Filed Pursuant to Rule 424 (b) (3) of the Rules and Regulations
                                               Under the Securities Act of 1933

                                            Registration Statement No. 333-92338




                              PROSPECTUS SUPPLEMENT
                        To Prospectus dated July 25, 2002


                          Life Sciences Research, Inc.
                                [Name of Issuer]


                          Life Sciences Research, Inc.
                               Voting Common Stock
                               [Title of Security]



                               RECENT DEVELOPMENTS

We have attached to this prospectus supplement the Quarterly Report on Form 10-Q of Life Sciences Research, Inc., for the Quarter Ended September 30, 2003 filed with the Securities and Exchange Commission on November 3, 2003.


November 3, 2003

                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549


                            ------------------------


                                    FORM 10-Q


                   (X) QUARTERLY REPORT PURSUANT TO SECTION 13
                OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2003

                                       OR

            ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                         COMMISSION FILE NUMBER 0-33505


                            ------------------------


                          LIFE SCIENCES RESEARCH, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                    MARYLAND
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)
                                   52-2340150
                      (I.R.S. EMPLOYER IDENTIFICATION No.)

            PO BOX 2360, METTLERS ROAD, EAST MILLSTONE, NJ 08875-2360
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
        REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: 732 649 9961


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.
                                    Yes X                     No__
                                        -

--------------------------------------------------------------------------------
Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

                                    Yes _                     No X
                                                                 -

At November 3, 2003:                11,932,338 Voting Common Stock of $0.01 each
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

TABLE OF CONTENTS


 PART I   FINANCIAL INFORMATION                                            Page

          Item 1   Financial Statements (Unaudited).

                   Condensed Consolidated Statements of Operations for
                   the three and nine months ended September 30, 2003
                   and 2002.                                                  3

                   Condensed Consolidated Balance Sheets at
                   September 30, 2003 and December 31, 2002.                  4

                   Condensed Consolidated Statements of Cash Flows
                   for the nine months ended September 30, 2003 and 2002.     5

                   Notes to Condensed Consolidated Financial Statements.      6

          Item 2   Management's Discussion and Analysis of Financial
                   Condition and Results of Operations.                       8

          Item 3   Quantitative and Qualitative Disclosures
                   about Market Risk.                                        15

          Item 4   Controls and Procedures                                   15


 PART II  OTHER INFORMATION

          Item 4   Submission of Matters to a Vote of Security Holders       16

          Item 6   Exhibits and reports on Form 8-K                          16


                Signatures                                                   17

                Certifications                                               18

                  LIFE SCIENCES RESEARCH, INC. AND SUBSIDIARIES

PART I            FINANCIAL INFORMATION

ITEM 1            FINANCIAL STATEMENTS


                                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        Three months ended                Nine months ended
                                                           September 30                      September 30
                                                             Unaudited                        Unaudited
(Dollars in thousands, except per share data)              2003             2002            2003             2002


Net revenues                                            $32,723          $29,951         $97,287          $84,676
Cost of revenue                                        (26,164)         (24,023)        (76,979)         (68,689)
                                                       --------         --------        --------         --------
Gross profit                                              6,559            5,928          20,308           15,987
Selling, general and administrative expenses            (5,189)          (4,637)        (15,505)         (13,363)
Other operating income                                      387                -             255                -
                                                            ---                -             ---                -

Operating income                                          1,757            1,291           5,058            2,624
Interest income                                              10               20              49               53
Interest expense                                        (1,464)          (1,522)         (4,616)          (4,672)
Other income                                                308            1,747           2,037            2,364
                                                            ---            -----           -----            -----

Income before income taxes                                  611            1,536           2,528              369
Income tax (expense)/benefit                              (215)             (34)           (630)              734
                                                          ----              ---            ----               ---

Net income                                                 $396           $1,502          $1,898           $1,103
                                                   -------------     ------------    ------------    -------------
                                                   -------------     ------------    ------------    -------------
Net income per common share
- Basic                                                    0.03             0.13            0.16             0.11
- Diluted                                                  0.03             0.12            0.15             0.10

Weighted average common shares outstanding
- Basic    (000's)                                       11,932           11,932          11,932           10,256
- Diluted  (000's)                                       12,271           12,224          12,920           10,642



See Notes to Condensed Consolidated Financial Statements

Certain 2002 figures have been reclassified to be consistent with the 2003 presentation.


                      CONDENSED CONSOLIDATED BALANCE SHEETS



(Dollars in thousands)                                          September 30,   December 31,
                                                                      2003         2002
                                                                   Unaudited    Audited
ASSETS
Current assets:
 Cash and cash equivalents .....................................   $  10,549    $  14,644
Accounts receivable, net of allowance of $546 and $287 in
    2003 and 2002 respectively ................................      20,080       20,176
Unbilled receivables ..........................................      11,238        9,108
Inventories ...................................................       1,590        1,556
Prepaid expenses and other current assets .....................       3,801        3,075
                                                                  ---------    ---------
Total current assets ..........................................   $  47,258    $  48,559
                                                                  ---------    ---------

Property and equipment, net ...................................      96,948       94,574
Investments ...................................................        --            248
Goodwill ......................................................         693         --
Unamortized capital bonds issue costs .........................         440          563
Deferred income taxes .........................................       4,520        4,466
                                                                  ---------    ---------
Total assets ..................................................   $ 149,859    $ 148,410
                                                                  ---------    ---------
                                                                  ---------    ---------

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable ..............................................   $  11,289    $   8,574
Accrued payroll and other benefits ............................       1,962        1,773
Accrued expenses and other liabilities ........................      11,389       12,990
Fees invoiced in advance ......................................      24,475       26,066
                                                                  ---------    ---------
Total current liabilities .....................................   $  49,115    $  49,403
                                                                  ---------    ---------
Long-term debt ................................................      84,347       83,717
Related party loans ...........................................        --            358
Pension liabilities ...........................................      17,291       17,712
Deferred income taxes .........................................       5,722        5,024
                                                                  ---------    ---------
Total liabilities .............................................   $ 156,475    $ 156,214
                                                                  ---------    ---------
Commitments and contingencies
Shareholders' equity/(deficit)
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at September 30, 2003: 11,932,338
(December 31, 2002: 11,932,338) ...............................         119          119
Non-Voting Common Stock, $0.01 par value.  Authorized 5,000,000        --           --
Issued and oustanding: None
Preferred Stock, $0.01 par value.  Authorized 5,000,000 .......        --           --
Issued and outstanding: None
Paid in capital ...............................................      75,098       75,098
Less Promissory notes for the issuance of common stock ........        (628)        (684)
Accumulated comprehensive loss ................................     (19,342)     (18,576)
Accumulated deficit ...........................................     (61,863)     (63,761)
                                                                  ---------    ---------
Total shareholders' equity /(deficit) .........................   $  (6,616)   $  (7,804)
                                                                  ---------    ---------
Total liabilities and shareholders' equity /(deficit) .........   $ 149,859    $ 148,410
                                                                  ---------    ---------


See Notes to Condensed Consolidated Financial Statements


                  LIFE SCIENCES RESEARCH, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                            Nine months ended September 30
(Dollars in thousands)                                               2003        2002
                                                                 Unaudited      Unaudited

Cash flows from operating activities:
Net income .....................................................   $  1,898    $  1,103

Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization ..................................      6,407       5,992
Foreign exchange transaction (gain) on Convertible Capital Bonds     (1,435)     (3,858)
Gain on repurchase of Convertible Capital Bonds ................       (602)       --
Share of profits of HLS KK prior to June 30, 2003 ..............       (208)       --
Deferred income taxes ..........................................        628        (755)
Provision for losses on accounts receivable ....................        251          32
Amortization of warrants .......................................        266         117
Amortization of Convertible Capital Bonds issue costs ..........        123         120

Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses .     (2,053)      2,271
Inventories ....................................................         31          35
Accounts payable, accrued expenses and other liabilities .......     (1,539)     (6,597)
Fees invoiced in advance .......................................     (2,434)      4,300
                                                                   --------    --------
                                                                   --------    --------
Net cash provided by operating activities ......................   $  1,333    $  2,760
                                                                   --------    --------
                                                                   --------    --------

Cash flows from investing activities:
Purchase of property and equipment .............................     (5,744)     (2,632)
Cash acquired on acquisition of business .......................      1,893        --
                                                                   --------    --------
Net cash used for investing activities .........................   $ (3,851)   $ (2,632)
                                                                   --------    --------
                                                                   --------    --------

Cash flows from financing activities:
Proceeds from issue of Voting Common Stock .....................         56       4,432
Proceeds from issue of Non Voting Common Stock .................       --         1,500
Repayments of long-term borrowings .............................       (328)          0
Repayments of short term borrowings ............................     (1,216)     (1,678)
                                                                   --------    --------
                                                                   --------    --------
Net cash (used for) / provided by financing activities .........   $ (1,488)   $  4,254
                                                                   --------    --------
                                                                   --------    --------

Effect of exchange rate changes on cash and cash equivalents ...        (89)        754
                                                                   --------    --------
                                                                   --------    --------
(Decrease)/increase in cash and cash equivalents ...............     (4,095)      5,136
Cash and cash equivalents at beginning of period ...............     14,644       2,240
                                                                   --------    --------
                                                                   --------    --------
Cash and cash equivalents at end of period .....................   $ 10,549    $  7,376
                                                                   --------    --------
Supplementary disclosures

Non cash transactions:
Equity issued in exchange for debt conversion ..................         $-    $  2,400
Equity issued in exchange for promissory notes .................         $-    $    792
                                                                   --------    --------

                                                                               $  4,547
Interest paid ..................................................   $  4,659
                                                                   --------    --------


See Notes to Condensed Consolidated Financial Statements

                  LIFE SCIENCES RESEARCH, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                                    Unaudited

1.       THE COMPANY AND ITS OPERATIONS

Business

Life Sciences Research, Inc. ("LSR") and subsidiaries (collectively, the "Company") is a global Contract Research Organization, offering world-wide pre-clinical and non-clinical testing for biological safety evaluation research services to pharmaceutical, biotechnology, agrochemical and industrial chemical companies. The Company serves the rapidly evolving regulatory and commercial requirements to perform safety evaluations on new pharmaceutical compounds and chemical compounds contained within the products that man uses, eats, and is otherwise exposed to. In addition, it tests the effect of such compounds on the environment and also performs work on assessing the safety and efficacy of veterinary products.

Organization

LSR was incorporated on July 19, 2001 as a Maryland corporation. It was formed specifically for the purpose of making a recommended all share offer (the "Offer") for Huntingdon Life Sciences Group plc ("Huntingdon"), a company which was incorporated in the UK in 1951 to provide contract research services to the pharmaceutical, agrochemical and food industries. The Offer was made on October 16, 2001 and was declared unconditional on January 10, 2002, at which time LSR acquired approximately 89% of the outstanding ordinary shares of Huntingdon in exchange for approximately 5.3 million shares of LSR Voting Common Stock. The subsequent offer period expired on February 7, 2002, by which time approximately 92% of the outstanding ordinary shares had been offered for exchange. The
Company completed its compulsory purchase under UK law of the remaining outstanding ordinary shares of Huntingdon on March 26, 2002 at which time Huntingdon became a wholly owned subsidiary of LSR, in exchange for a total of approximately 5.9 million shares of LSR Voting Common Stock (the "Exchange Offer").

Under accounting principles generally accepted in the United States ("US GAAP"), the Company whose stockholders retain the majority interest in a combined business must be treated as the acquirer for accounting purposes. Accordingly, the Exchange Offer is accounted for as a reverse acquisition for financial reporting purposes. The reverse acquisition is deemed a capital transaction and the net assets of Huntingdon (the accounting acquirer) are carried forward to LSR (the legal acquirer and the reporting entity) at their carrying value before the combination. Although Huntingdon was deemed to be the acquiring corporation for financial accounting and reporting purposes, the legal status of LSR as the surviving corporation does not change. The relevant acquisition process utilizes the capital structure of LSR and the assets and liabilities of Huntingdon are recorded at historical cost. In these financial statements, Huntingdon is the operating entity for financial reporting purposes and the financial statements for all periods presented represent Huntingdon's financial position and results of operations. The equity of LSR is the historical equity of Huntingdon, retroactively restated to reflect the number of shares issued in the Exchange Offer and all other stock offerings subsequent to the Exchange Offer.

2.       BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements have been prepared in accordance with US GAAP and under the same accounting principles as the financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Certain information and footnotes disclosures related thereto normally included in the financial statements prepared in accordance with the US GAAP have been omitted in accordance with Regulation S-X.

The unaudited condensed consolidated financial statements reflect all adjustments of a normal recurring nature, which are, in the opinion of management, necessary for a fair statement of the results of operations for the interim periods presented. The condensed consolidated financial statements are unaudited, are subject to such year-end adjustments as may be considered appropriate and should be read in conjunction with the historical consolidated financial statements of LSR for the years ended December 31, 2002, 2001 and 2000 included in LSR's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Operating results for the three and nine month periods ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

3.       SEGMENT ANALYSIS

The Company operates within two segments based on geographical markets, the United Kingdom and the United States. The Company has one continuing activity, non-clinical Contract Research.

The analysis of the Company's net revenues and operating income/(loss) by segment for the three and nine month periods ended September 30, 2003 and September 30, 2002 is as follows:

                                    Three months ended        Nine months ended
                                       September 30             September 30
(Dollars in thousands)                2003         2002       2003         2002

Net revenues
                     UK ........     $25,337     $23,314     $76,585     $66,024
                     US ........       7,386       6,637      20,702      18,652

                                     -------     -------     -------     -------
                                     $32,723     $29,951     $97,287     $84,676
                                     -------     -------     -------     -------
                                     -------     -------     -------     -------
Operating income
                     UK ........     $ 1,400     $   945     $ 4,337     $ 2,566
                     US ........         357         346         721          58

                                     -------     -------     -------     -------
                                     $ 1,757     $ 1,291     $ 5,058     $ 2,624
                                     -------     -------     -------     -------

4.       REFINANCING

On January 10, 2002, LSR issued 99,900 shares of Voting Common Stock and 900,000 shares of Non-Voting Common Stock at a price of $1.50 per share (or an aggregate of $1.5 million). Effective July 25, 2002, all of the 900,000 shares of the Non-Voting Common Stock were converted into 900,000 shares of Voting Common Stock.

On March 28, 2002, LSR closed the sale in a private placement of an aggregate of 5,085,334 shares of Voting Common Stock at a price of $1.50 per share. Of the aggregate proceeds of approximately $7.6 million, $4.4 million was in cash, $2.4 million represented conversion into equity of debt owed to Mr. Baker ($2.1 million) and Focused Healthcare Partners ("FHP") ($0.3 million) and $825,000 was paid with promissory notes. $141,000 of such promissory notes was repaid during 2002, and a further $48,000 was repaid in the first nine months of 2003.

5.       CONTINGENCIES

The Company is party to certain legal actions arising out of the normal course of its business. In management's opinion, none of these actions will have a material effect on the Company's operations, financial condition or liquidity. No form of proceedings has been brought, instigated or is known to be contemplated against the Company by any governmental agency.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1.     RESULTS OF OPERATIONS

a) Three months ended September 30, 2003 compared with three months ended September 30, 2002.

Net revenues for the three months ended September 30, 2003 were $32.7 million, an increase of 9.3% on net revenues of $30.0 million for the three months ended September 30, 2002. Excluding the effect of exchange rate movements, the increase was 6%. UK net revenues increased by 8.5%, at constant exchange rates the increase was 4.4%. This reflected the growth in orders, particularly in toxicology, in 2002 and 2003, although 2003 has been affected by certain cancellations and delays associated with our clients' compounds. New signings in the UK in the quarter were 3% down as compared to the same period in 2002. In the US, net revenues increased by 11.3%. New signings in the US for the three months ended September 30, 2003 were 8% down on the same period last year.

Cost of revenue for the three months ended September 30, 2003 were $26.2 million, an increase of 8.9% on cost of sales of $24.0 million for the three months ended September 30, 2002. Excluding the effects of exchange rate movements, the increase was 5.7%. This increase was driven by the increase in net revenues though it was lower than the rate of increase in net revenues due primarily to the high level of fixed costs which characterizes the business. UK cost of revenue increased by 7.2%, at constant exchange rates the increase was 3.1%, reflecting the increase in volumes. US cost of revenue increased by 9.4%, also as a result of the increase in volumes.

Selling, general and administrative expenses rose by 11.9% to $5.2 million for the three months ended September 30, 2003 from $4.6 million in the corresponding period in 2002. Excluding the effects of exchange rate movements, the increase was 8.6%. The increase was due to an increase in sales resources resulting in higher labor costs of $0.5 million, together with higher insurance premiums of $0.2 million, and higher other costs of $0.4 million offset by lower commission of $0.5 million. (The results of HLS KK were incorporated with effect from July 1st 2003.) UK selling, general and administrative expenses increased by 10.6%; at constant exchange rates the increase was 6.3%. This increase was due to the factors outlined above. US selling, general and administrative expenses increased by 16.1% also due to factors outlined above.

Other operating income for the three months ended September 30, 2003 was $0.4 million. It comprises the recognition of the Group's share of the net income of HLS KK for the period it was held as an investment, as the Group did not exercise control, of $0.2 million. In addition, $0.4 million related to a recovery of funds which has been written off following the bankruptcy of a foreign exchange broker in 2001. Offset against these was $0.2 million in connection with specific legal and other actions taken against animal rights groups.

Net interest expense for the three months ended September 30, 2003 was $1.45 million, $0.06 million lower than the net interest expense for the three months ended September 30, 2002. At constant exchange rates the reduction was $0.1 million, due to lower interest rates.

Other income in the three months ended September 30, 2003 was $0.3 million. This comprises a non-cash foreign exchange remeasurement gain of $0.3 million which arose on the Convertible Capital Bonds denominated in US dollars (the functional currency of the financial subsidiary that holds the Convertible Capital Bonds in UK sterling), with the weakening of the dollar against sterling. In the three months ended September 30, 2002 other income of $1.8 million comprised a non-cash foreign exchange remeasurement gain that arose on the Convertible Capital Bonds with the weakening of the dollar against sterling of $1.6 million; and $0.2 million relating to a reduction in merger/offer costs.

The income tax expense on profits for the three months ended September 30, 2003, was $0.2 million as a change in the UK tax laws meant that the foreign exchange gains and losses on the Convertible Capital Bonds are brought into the tax charge from January 1, 2003. The income tax charge for the three months ended September 30, 2002 was $0.03 million when the exchange gains and losses on the Convertible Capital Bonds were non-taxable. The disallowance of this gain for income tax purposes reduced the charge by $0.6 million. However, with the company's net operating losses (NOLs) available for tax purposes ($53.1 million at December 31, 2002), the company does not expect to be paying any material amounts in tax for the foreseeable future.

The overall net income for the three months ended September 30, 2003 was $0.4 million compared to a net income of $1.5 million for the three months ended September 30, 2002. The decrease in the net income of $1.1million is due to a decrease in other income of $1.4 million and an increase in the tax expense of $0.2 million; offset by an increase in operating profit of $0.5 million.

Income per share was 3 cents, compared to an income per share of 13 cents last year, on the weighted average common shares outstanding of 11,932,338 (2002, 11,932,338).

b) Nine months ended September 30, 2003 compared with the nine months ended September 30, 2002

Net revenues for the nine months ended September 30, 2003 were $97.3 million, an increase of 14.9% on net revenues of $84.7 million for the nine months ended September 30, 2002. Excluding the effect of exchange rate movements, the increase was 7.5%. UK net revenues increased by 16.6%, at constant exchange rates the increase was 7.1%. This reflected the growth in orders in 2002 and 2003, although 2003 has been affected by certain cancellations and delays associated with our clients' compounds. New signings in the UK in the year to date were 4% down on the same period in 2002. In the US, net revenues increased by 11.1% also reflecting a growth in orders. New signings in the US for the nine months ended September 30, 2003 were 7% up on the same period last year.

Cost of revenue for the nine months ended September 30, 2003 were $77.0 million, an increase of 12.1% on cost of revenue of $68.7 million for the nine months ended September 30, 2002. Excluding the effects of exchange rate movements, the increase was 4.9%. This increase was driven by the improvement in net revenues though it was lower than the rate of increase in net revenues as a high level of fixed costs characterizes the business. UK cost of revenue increased by 14.5%. At constant exchange rates, the increase was 5.2%, reflecting the increase in volumes. US cost of revenue increased by 7.4%, as a result of general inflationary increases in the fixed cost element of cost of revenue.

Selling, general and administrative expenses rose by 16.0% to $15.5 million for the nine months ended September 30, 2003 from $13.4 million in the corresponding period in 2002. Excluding the effects of exchange rate movements, the increase was 8.8%. The increase was due to an increase in sales resources resulting in higher labor costs $1.2 million together with higher insurance costs of $0.6 million, and higher other costs $0.3 million. UK selling, general and administrative expenses increased by 14.5%. At constant exchange rates, the increase was 15.1%. This increase was due to the factors outlined above. US selling, general and administrative expenses increased by 21.1% also due to the factors outlined above.

Other operating income for the nine months ended September 30, 2003 was $0.3 million. It comprises the recognition of the Group's share of the net income of HLS KK for the period it was held as an investment, as the Group did not exercise control, of $0.2 million. In addition, with $0.4 million related to a recovery of funds which had been written off following the bankruptcy of a foreign exchange broker in 2001. Offset against these was $0.3 million in connection with specific legal and other actions taken against animal rights groups.

Net interest expense for the nine months ended September 30, 2003 was $4.6 million, compared with the net interest expense for the nine months ended September 30, 2002 of $4.6 million. At constant exchange rates there was a reduction in interest of $0.4 million, due to the repayment of loans and lower interest rates.

Other income in the nine months ended September 30, 2003 was $2.0 million. This comprises a non-cash foreign exchange remeasurement gain of $1.4 million which arose on the Convertible Capital Bonds denominated in US dollars (the functional currency of the financial subsidiary that holds the Convertible Capital Bonds in UK sterling), with the weakening of the dollar against sterling; together with gains on the repurchase of Convertible Capital Bonds of $0.6 million. In the nine months ended September 30, 2002, other income of $2.4 million comprised a non-cash foreign exchange remeasurement gain of $3.9 million that arose on the Convertible Capital Bonds with the weakening of the dollar against sterling, offset by merger/offer costs of $1.5 million.

The income tax expense on profits for the nine months ended September 30, 2003 was $0.6 million, as a change in the UK tax laws meant that the foreign exchange gains and losses on the Convertible Capital Bonds are brought into the tax charge from January 1, 2003. The income tax benefit for the nine months ended September 30 2002 was $0.7 million when the exchange gains and losses on the Convertible Capital Bonds were non-taxable. The disallowance of this gain for tax purposes increased the benefit by $1.1 million. In addition the Exchange Offer and share issuance costs are also non-taxable and reduced the tax benefit by $0.4 million. However, with the company's net operating losses (NOLs) available for tax purposes ($53.1 million at December 31, 2002), the company does not expect to be paying any material amounts in tax for the foreseeable future.

The overall net income for the nine months ended September 30, 2003 was $1.9 million compared to a net income of $1.1 million for the nine months ended September 30, 2002. The increase in the net income of $0.8 million is due to an increase in the operating income of $2.4 million offset by lower exchange gains of $0.3 million; and an increase in the income tax expense of $1.3 million.

Income per share for the nine months ended September 30, 2003 was 16 cents, compared to 11 cents last year, on the weighted average common shares outstanding of 11,932,338 (2002, 10,256,483).

c) ACQUISITION OF HUNTINGDON LIFE SCIENCES KK (HLS KK)

On July 1, 2003, the remaining 50% of the shares in HLS KK, not previously owned by Huntingdon, a company registered in Japan, was purchased, resulting in HLS KK becoming a wholly owned subsidiary of LSRI. The purchase price is payable over a three year period, and is equal to the greater of (a) $1 million or (b) the commission which would have been paid if the purchase had not happened. Payments during that three year period shall be made at the rate and timing which had been in effect for commissions prior to the acquisition. Commissions paid to the previous owner of the acquired 50% of HLS KK during the 12 months to June 30, 2003 were $0.3 million.

Prior to this date, the shares owned by the Group in HLS KK were held as an investment, as the day to day control of HLS KK was not exercised by any member of the LSR group. The Group's share of the profits of HLS KK from the date of incorporation, January 2, 1996, to June 30, 2003 of $208 thousand was recognised in this quarter.

2.       LIQUIDITY & CAPITAL RESOURCES

Bank Loan and Non-Bank Loans

On January 20, 2001, the Company's current net non-bank loan of (pound)22.6 million (approximately $37.3 million) was refinanced by Stephens' Group Inc. and other parties. The loan was transferred from Stephens Group Inc., to an unrelated third party effective February 11, 2002. This loan is now repayable on September 30, 2006 and interest is payable quarterly at LIBOR plus 1.75%. At the time of the refinancing, the Company was required to take all reasonable steps to sell off such of its real estate assets through sale/leaseback transactions and/or obtaining mortgage financing secured by the Company's real estate assets to discharge this loan. The loan is held by Huntingdon Life Sciences Group Plc and is secured by the guarantees of the wholly owned subsidiaries of the Company including, Huntingdon Life Sciences Ltd., and Huntingdon Life Sciences Inc., and collateralized by all the assets of these companies.

On October 9, 2001, on behalf of Huntingdon, LSR issued to Stephens Group Inc. warrants to purchase up to 704,425 shares of LSR Voting Common Stock at a purchase price of $1.50 per share. The warrants were subsequently transferred to unrelated third parties. The LSR warrants are exercisable at any time and will expire on October 9, 2011. These warrants arose out of negotiations regarding the refinancing of the bank loan by the Stephens Group Inc., in January 2001. In accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants ("APB 14") the warrants were recorded at their pro rata fair values in relation to the proceeds received on the date of issuance. As a result, the value of the warrants was $430,000.

On July 1, 2003,  the Company  entered into an agreement  with Chugai Boyeki Co.
(CBC) to purchase the remaining 50% of the shares in Huntingdon Life Sciences KK for $1 million, subject to certain adjustments related to further sales, which is payable over three years.

Convertible Capital Bonds

The remainder of the Company's long term financing is provided by Convertible Capital Bonds repayable in September 2006. At the time of the issue in 1991, these bonds were for $50 million par. They carry interest at a rate of 7.5% per annum, payable biannually in March and September. As of December 31, 2002, there was $47.6 million outstanding. During the nine months ending September 30, 2003, the Company repurchased and cancelled $1,385,000 principal amount of such bonds resulting in a $0.6 million gain recorded in other income/expense. As a result, as of September 30, 2003, there was $46.2 million Convertible Capital Bonds outstanding. At the current conversion rate, the number of shares of Voting
Common Stock to be issued on conversion and exchange of each unit of $10,000 comprised in a Bond would be 49. The conversion rate is subject to adjustment in certain circumstances.

Related Party Loans

Other financing of approximately $5.75 million had been provided by related parties in 2000 and 2001, all of which has now been repaid. It consisted of a $2.952 million loan facility made available on September 25, 2000 by a director, Mr. Baker, of which $550,000 was subsequently transferred to FHP, a company controlled by Mr. Baker. In connection with this financing, the company issued, with shareholder approval, warrants to purchase 410,914 shares of LSR Voting Common Stock at purchase price of $1.50 per share. Additionally, other financing of $2.8 million from the Stephens Group Inc. was made available on July 19, 2001. Effective February 11, 2002 the Stephens Group Inc. debt was transferred to an unrelated third party. Both facilities had been fully drawn down. These loans were repayable on demand, subordinated to the bank debt, unsecured, and earned interest payable monthly at a rate of 10% per annum. On March 28, 2002, $2.1 million of Mr. Baker's loan was converted into 1,400,000 shares of LSR Voting Common Stock and $300,000 of FHP's loan was converted into 200,000 shares of LSR Voting Common Stock; in each case as part of LSR's private placement of approximately 5.1 million shares of Voting Common Stock. The remainder of the loans were repaid between July 2002 and April 2003.

Common Shares

On January 10, 2002, LSR issued 99,900 shares of Voting Common Stock and 900,000 shares of Non-Voting Common Stock at a price of $1.50 per share (or an aggregate of $1.5 million). Effective July 25, 2002, all of the 900,000 shares of the Non-Voting Common Stock were converted into 900,000 shares of Voting Common Stock.

On March 28, 2002, LSR closed the sale in a private placement of an aggregate of 5,085,334 shares of Voting Common Stock at a price of $1.50 per share. Of the aggregate proceeds of approximately $7.6 million, $4.4 million was in cash, $2.4 million represented conversion into equity of debt owed to Mr. Baker ($2.1 million) and FHP ($0.3 million) and $825,000 was paid with promissory notes. $141,000 of such promissory notes was repaid during 2002 and a further $56,000 was repaid in the first nine months of 2003.

Cash flows

During the nine months ended September 30, 2003, funds used were $4.1 million, reducing cash and cash equivalents from $14.6 million at December 31, 2002 to $10.5 million at September 30, 2003.

Net days sales outstanding ("DSOs") at September 30, 2003 were 25 days, up from the 9 days at December 31, 2002, but down from 32 days at September 30, 2002. DSO is calculated as a sum of accounts receivables, unbilled receivables and fees in advance over total revenue. Since January 1999, DSOs at the quarter end have varied from 9 days to 47 days. The impact on liquidity from a one-day change in DSO is approximately $379,000.

3.       SIGNIFICANT ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with US GAAP. The Company considers the following accounting policies to be significant accounting policies.

Revenue recognition

The majority of the Company's net revenues have been earned under contracts, which generally range in duration from a few months to three years. Revenue from these contracts is generally recognized over the term of the contracts as services are rendered. Contracts may contain provisions for renegotiation in the event of cost overruns due to changes in the level of work scope. Renegotiated amounts are included in net revenue when earned and realization is assured. Provisions for losses to be incurred on contracts are recognized in full in the period in which it is determined that a loss will result from performance of the contractual arrangement. The Company's customers may terminate most service contracts for a variety of reasons, either immediately or upon notice of a future date. The contracts generally require payments to the Company to recover costs incurred, including costs to wind down the study, and payment of fees earned to date, and in some cases to provide the Company with a portion of the fees or income that would have been earned under the contract had the contract not been terminated early.

Unbilled receivables are recorded for revenue recognized to date that is currently not billable to the customer pursuant to contractual terms. In general, amounts become billable upon the achievement of certain aspects of the contract or in accordance with predetermined payment schedules. Unbilled receivables are billable to customers within one year from the respective balance sheet date. Fees in advance are recorded for amounts billed to customers for which revenue has not been recognized at the balance sheet date (such as upfront payments upon contract authorization, but prior to the actual commencement of the study).

If the Company does not accurately estimate the resources required or the scope of work to be performed, or does not manage its projects properly within the planned periods of time or satisfy its obligations under the contracts, then future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to the Company's results of operations.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the results of operations during the reporting periods. These also include management estimates in the calculation of pension liabilities covering discount rates, return on plan assets and other actuarial assumptions. Although these estimates are based upon management's best knowledge of current events and actions, actual results could differ from those estimates.

Exchange rate fluctuations and exchange controls

The Company operates on a world-wide basis and generally invoices its clients in the currency of the country in which the company operates. Thus, for the most part, exposure to exchange rate fluctuations is limited as sales are denominated in the same currency as costs. Trading exposures to currency fluctuations do occur as a result of certain sales contracts, performed in the UK for US clients, which are denominated in US dollars and contribute approximately 8% of total revenues. Management have decided not to hedge against this exposure.

Secondly, exchange rate fluctuations have an impact on the relative price competitiveness of the Company vis a vis competitors who do business in currencies other than sterling or dollars.

Finally, the consolidated financial statements of LSR are denominated in US dollars. Changes in exchange rates between the UK pounds sterling and the US dollar will affect the translation of the UK subsidiaries' financial results into US dollars for the purposes of reporting the consolidated financial results. The process by which each foreign subsidiary's financial results are translated into US dollars is as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the stockholders' equity account, referred to as the accumulated comprehensive loss account. Management have decided not to hedge against the impact of exposures giving rise to these translation adjustments as such hedges may impact upon the Company's cash flow compared to the translation adjustments which do not affect cash flow in the medium term.

Exchange rates for translating US dollars into sterling were as follows:


                  At December 31      At September 30   3 months to September    9 months to September 30
                                                         30 Average rate (1)         Average rate (1)
     2002             1.6099              1.5726                1.5493                    1.4805
     2003               -                 1.6614                1.6111                    1.6111


(1)      Based on the average of the exchange rates on the last day of each month during the period.

On October 31, 2003 the noon buying rate for sterling was (pound)1.00 = $1.6970.

The Company has not experienced difficulty in transferring funds to and receiving funds remitted from those countries outside the US or UK in which it operates and Management expects this situation to continue.

While the UK has not at this time entered the European Monetary Union, the Company has ascertained that its financial systems are capable of dealing with Euro denominated transactions.

The  following  table  summarizes  the  financial  instruments   denominated  in
currencies other than the US dollar held by LSR and its subsidiaries as of September 30, 2003:

                                                            Expected Maturity Date
                                      2003    2004    2005     2006    2007  Thereafter    Total  Fair
                                                                                                      Value
(In   US   Dollars,   amounts   in
thousands)
Cash              - Pound Sterling   2,380       -       -        -       -          -     2,380      2,380
                  - Euro               172       -       -        -       -          -       172        172
                  - Yen              3,529       -       -        -       -          -     3,529      3,529
Accounts
receivable        - Pound Sterling  16,875       -       -        -       -          -    16,875     16,875
                  - Euro               418       -       -        -       -          -       418        418
                  - Yen              2,227       -       -        -       -          -     2,227      2,227
Debt              - Pound Sterling       -       -       -  (37,262)      -          -   (37,262)   (37,262)
                  - Yen                  -       -       -    (987)       -          -     (987)      (987)

Taxation

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

4.        NEW ACCOUNTING STANDARDS

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). This statement is effective fiscal years beginning after May 15, 2002. SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" (SFAS 4), which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. SFAS 145 also amends Statement 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company early adopted the provisions of this statement, resulting in the inclusion of a $0.6 million gain in other income/(expense) in 2003 associated with the repurchase of $1.4 million of the Company's Convertible Bonds.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the equity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 15, 2003. The Company has no arrangements that would be subject to this interpretation.

In April 2003, the FASB issued SFAS No. 149 "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities and SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." The changes in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is effective for contracts entered into or modified after September 30, 2003. LSR does not believe that the adoption of this statement will have a material impact on its results of operations, financial position or cash flows.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equities" (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the post interim period beginning after June 15, 2003. LSR does not believe that the adoption of this statement will have a material impact on its results of operations, financial position or cash flows.

6.    LEGAL PROCEEDINGS

The Company is party to certain legal actions arising out of the normal course of its business. In management's opinion, none of these actions will have a material effect on the Company's operations, financial condition or liquidity. No form of proceedings has been brought, instigated or is known to be contemplated against the Company by any governmental agency.

7.    FORWARD LOOKING STATEMENTS

Statements in this management's discussion and analysis of financial condition and results of operations, as well as in certain other parts of this Quarterly Report on Form 10-Q (as well as information included in oral statements or other written statements made or to be made by the Company) that look forward in time, are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, expectations, predictions, and assumptions and other statements which are other than statements of historical facts. Although the Company believes such forward-looking statements are reasonable, it can give no assurance that any forward-looking statements will prove to be correct. Such forward-looking statements are subject to, and are qualified by, known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by those statements. These risks, uncertainties and other factors include, but are not limited to the Company's ability to estimate the impact of competition and of industry consolidation and risks, uncertainties and other factors more fully described in the Company's Registration Statement on Form S-1, dated July 12, 2002, and Annual Report on Form 10-K for the year ended December 31, 2002, each as filed with the Securities and Exchange Commission.

ITEM 3            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's (pound)22.6 million (approximately $37.3 million) credit facility is sterling denominated and does not contribute to transaction gains and losses on the income statement. Interest on all outstanding borrowings under this credit facility is based upon LIBOR plus a margin and approximated 5.48% per annum for the nine months ended September 30, 2003. At September 30, 2003 this credit facility was fully drawn down.

In the nine months ended September 30, 2003, a 1% change in LIBOR would have resulted in a fluctuation in interest expense of $281,000.

For the nine months ended September 30, 2003, approximately 72% of the Company's net revenues were from outside the United States. The Company does not engage in derivative or hedging activities related to its potential foreign exchange exposures.

On September 30, 2003, the Company's $46.2 million principal amount of Convertible Capital Bonds is US dollar denominated, but is held by a non-US subsidiary of the Company. As a result, with respect to these bonds, the Company experiences exchange related gains and losses which only have a non-cash impact on the financial statements, based on the movement of exchange rates. Hence, the Company does not take any actions to hedge against such risks. The Company is unable to predict whether it will experience future gains or future losses from such exchange-related risks on the bonds.

See Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 4            CONTROLS AND PROCEDURES

As of September 30, 2003 we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the quarter ended September 30, 2003 in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in our periodic SEC filings. During the quarter ended September 30, 2003 there were no significant changes in internal controls or in other factors that has materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

PART II  OTHER INFORMATION

ITEM 4            SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At the Company's Annual Meeting of Stockholders held on September 9, 2003, the Company's stockholders voted upon the following proposal:

Election of Directors

Andrew Baker               For:             6,878,823
                           Against:         125,580
                           Abstain:         128,218

Gabor Balthazar            For:             7,004, 373
                           Against:         30
                           Abstain          2,668

Brian Cass                 For:             6,878,903
                           Against:         125,500
                           Abstain:         128,138

Afonso Junquerias          For:             7,004,157
                           Against:         246
                           Abstain:         2,884

Yaya Sesay                 For:             6,992,957
                           Against:         11,446
                           Abstain:         14,084


ITEM 6     EXHIBITS AND REPORTS ON FORM 8-K

(A)   Exhibits

      Exhibit 31.1      Certification of the Chief Executive Officer
      Exhibit 31.2      Certification of the Chief Financial Officer
      Exhibit 32.1 Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer
      Exhibit 32.2 Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

      Exhibit 99.1 -    Press Release, dated November 3, 2003,
                        announcing the third quarter earnings results for 2003.

(B) Reports on Form 8-K

    (i) Current report on Form 8-K dated September 11, 2003 with respect to Item 5.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                          LIFE SCIENCES RESEARCH, INC.
                                  (Registrant)

By:      /s/ Richard Michaelson

Name:    Richard Michaelson

Title:   Chief Financial Officer

Date:    November 3, 2003

                                                                Exhibit 31.1

I, Andrew Baker, as Chief Executive Officer of the Company, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Life Sciences Research, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such; and;

     c) disclosed in this quarterly report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.



         Date:    November 3, 2003          /s/      Andrew H Baker
                                                    -------------------------
                                                     Andrew H Baker
                                                     Chief Executive Officer

                                                                   Exhibit 31.2

CFO Certification

I, Richard Michaelson, as Chief Financial Officer of the Company, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Life Sciences Research, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such; and;

     c) disclosed in this quarterly report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.



         Date:    November 3, 2003          /s/      Richard Michaelson
                                                     -------------------------
                                                     Richard Michaelson
                                                     Chief Financial Officer

                                                                 Exhibit 32.1


Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant To Section 906 of the Sarbanes-Oxley Act of 2002

     In connection with the Quarterly Report on Form 10-Q for the period ended September 30, 2003 (the "Report") of Life Sciences Research, Inc. (the "Company"), as filed with the Securities and Exchange Commission on the date hereof, I, Andrew Baker, Chief Executive Officer of the Company, certify pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.


                                        /S/ Andrew Baker
                                        -------------------------
                                          Andrew Baker
                                          Chief Executive Officer

                                                                  Exhibit 32.2

 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant To Section 906 of the Sarbanes-Oxley Act of 2002

     In connection with the Quarterly Report on Form 10-Q for the period ended September 30, 2003 (the "Report") of Life Sciences Research, Inc. (the "Company"), as filed with the Securities and Exchange Commission on the date hereof, I, Richard Michaelson, Chief Financial Officer of the Company, certify pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.


                                                /S/ Richard Michaelson
                                                --------------------------
                                                Richard Michaelson
                                                Chief Financial Officer